COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

04012760

3 February 2004

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 10 2004
WASH. D.C. 155 SECTION

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

CCA ANNOUNCES SETTLEMENT OF TAXATION DISPUTE AND EXPECTATION OF STRONG NET PROFIT GROWTH FOR 2003

Sydney, 3 February 2004. Coca-Cola Amatil Limited (CCA) advises today that it has reached settlement with the Australian Taxation Office (ATO) in respect of all issues relating to the June 1998 demerger of CCA's European operations.

CCA had previously disclosed on 28 February 2003, that it had been the subject of a tax audit by the ATO and that the ATO intended issuing an amended assessment relating to a transaction that was part of the 1998 demerger. The settlement concludes all ATO investigations into the demerger.

The settlement will result in a $50 million payment of additional tax and the effect on CCA's net profit will be $44.6 million. This amount will be recorded as a significant item in CCA's accounts for the year ended 31 December 2003. Payment of the additional tax is expected to be made by the end of February 2004.

Mr Davis, CCA's Managing Director, said, "The settlement will bring to an end the ATO's tax audit with respect to CCA's European demerger. CCA has obtained extensive legal, tax and accounting advice and continues to regard its tax treatment of the demerger as correct. However, in view of the potential legal costs, the uncertainty involved in litigation and the considerable management time and effort required in litigation we believe the matter has been settled at an acceptable level."

CCA reaffirms its commitment to pay 60% to 70% of net profit in dividends and this settlement will not impact the final 2003 dividend, which will be declared this month. The settlement will also generate franking credits of approximately $26 million that benefit future dividend payments to shareholders.

CCA also advises that following the strong December trading period performance it expected to achieve another year of very strong profit growth. Mr Davis said, "CCA expects growth in 2003 full year net profit (before significant items) to be approximately 16%, again exceeding CCA's 3-year annual growth target of 10% to 15%. It is very pleasing that this will be the third consecutive year of double-digit growth in net profit for CCA."

CCA will release its annual results on 12 February 2004.

Yours faithfully
D A Wylie
Secretary

ENDS

For further information, please contact:

Analysts - Peter Steel	+61 2 9259 6553
Media - Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA